Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                             Philadelphia, PA 19103
                             (215) 988-2700 (Phone)
                           (215) 988-2757 (Facsimile)
                              www.drinkerbiddle.com




November 30, 2006

         VIA EDGAR TRANSMISSION

         Securities and Exchange Commission
         100 Fifth Street, N.E.
         Washington, D.C. 20549

                  Re:      Turner Funds (the "Trust")
                           File Nos. 333-00641 and 811-07527
                           ----------------------------------

         Ladies and Gentlemen:

                  I have enclosed pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, the following documents:

                  1. A copy of the Trust's Fidelity Bond for the period from August 19, 2006 through August 19, 2007; and

                  2. A copy of the Resolution approved July 21, 2006 by the Board of Trustees, including all of the Trustees who are not "interested persons" of the Trust, approving the form and amount of the Fidelity Bond.

                  The Fidelity Bond's premium has been paid through August 19, 2007.


                                Sincerely yours,

                               /s/ Joshua Deringer
                               Joshua Deringer


         Enclosures

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                                                DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
                                                COMPANY ASSET PROTECTION BOND

CHUBB 15 Mountain View Road, Warren, New Jersey 07059
--------------------------------------------------------------------------------

NAME OF ASSURED (including its SUBSIDIARIES):    Bond Number: 81909868
TURNER FUNDS

1205 WESTLAKES DRIVE                      FEDERAL INSURANCE COMPANY
BERWYN, PA 19312                          Incorporated under the laws of Indiana

                                          a stock insurance company herein
                                          called the COMPANY Capital Center,
                                          251 North Illinois, Suite 1100
                                          Indianapolis, IN 462041927

--------------------------------------------------------------------------------

ITEM 1.  BOND PERIOD: from         12:01 a.m. on August 19, 2006
                               to  12:01 a.m. on August 19, 2007

ITEM 2.  LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

         If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                                                  DEDUCTIBLE
         INSURING CLAUSE                                         LIMIT OF LIABILITY                 AMOUNT
         ---------------                                         ------------------                 ------
         1.   Employee                                           $    3,000,000                  $         0
         2.   On Premises                                        $    3,000,000                  $    25,000
         3.   In Transit                                         $    3,000,000                  $    25,000
         4.   Forgery or Alteration                              $    3,000,000                  $    25,000
         5.   Extended Forgery                                   $    3,000,000                  $    25,000
         6.   Counterfeit Money                                  $    3,000,000                  $    25,000
         7.   Threats to Person                                  $    3,000,000                  $    25,000
         8.   Computer System                                    $    3,000,000                  $    25,000
         9.   Voice Initiated Funds Transfer Instruction         $    3,000,000                  $    25,000
         10   Uncollectible Items of Deposit                     $      250,000                  $    25,000
         11.  Audit Expense                                      $       50,000                  $         0

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
         Deleting Valuation-Other Property Endt.
         Compliance w/ Applicable Trade Sanction Laws

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

         /s/ W. Andrew Macon                       /s/ Thomas F. Motamed

               Secretary                                President




Countersigned by                                         /s/ ROBERT HAMBURGER
                -----------------------------       ----------------------------
                                                       Authorized Representative

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CHUBB 15 Mountain View Road, Warren, New Jersey 07059

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                              The COMPANY, in consideration of payment of the
                              required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

================================================================================
INSURING CLAUSES

EMPLOYEE                      1.  Loss resulting directly from LARCENY or
                                  EMBEZZLEMENT committed by any EMPLOYEE, alone or in collusion with others.

================================================================================
ON PREMISES                   2.  Loss of PROPERTY resulting directly from
                                  robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such PROPERTY is lodged or deposited at premises located anywhere.

================================================================================
IN TRANSIT                    3.  Loss of PROPERTY resulting directly from
                                  common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the PROPERTY is in transit anywhere:

                                  a.  in an armored motor vehicle, including
                                      loading and unloading thereof,

                                  b. in the custody of a natural person acting as a messenger of the ASSURED, or

                                  c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:
                                      (1)  written records,

                                      (2)  securities issued in registered form,
                                           which are not endorsed or are
                                           restrictively endorsed, or

                                      (3)  negotiable instruments not payable to
                                           bearer, which are not endorsed or are
                                           restrictively endorsed.

                                      Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

================================================================================

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CHUBB 15 Mountain View Road, Warren, New Jersey 07059

--------------------------------------------------------------------------------

INSURING CLAUSES
(CONTINUED)


FORGERY OR ALTERATION         4.  Loss resulting directly from:

                                  a.  FORGERY on, or fraudulent material
                                      alteration of, any bills of exchange,
                                      checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                                  b.  transferring, paying or delivering any
                                      funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                                  excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                                  For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

================================================================================
EXTENDED FORGERY              5.  Loss resulting directly from the ASSURED
                                  having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                                  a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS which prove to:

                                      (1)  bear a FORGERY or a fraudulently
                                           material alteration,

                                      (2)  have been lost or stolen, or

                                      (3)  be COUNTERFEIT, or

                                  b.  guaranteed in writing or witnessed any
                                      signatures on any transfer, assignment,
                                      bill of sale, power of attorney,
                                      guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS.

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EXTENDED FORGERY                      Actual physical possession, and continued
(CONTINUED)                           actual physical possession if taken as
                                      collateral, of such SECURITIES, DOCUMENTS
                                      OR OTHER WRITTEN INSTRUMENTS by an
                                      EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the
                                      ASSURED is a condition precedent to the
                                      ASSURED having relied on such items.
                                      Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


                                      For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

================================================================================
COUNTERFEIT MONEY             6.  Loss resulting directly from the receipt by
                                  the ASSURED in good faith of any COUNTERFEIT money.

================================================================================
THREATS TO PERSON             7.  Loss resulting directly from surrender of
                                  PROPERTY away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in Section 1.e. (1), (2) and (5), a
                                  RELATIVE or invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:

                                  a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                                  b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                                  It is agreed that for purposes of this
                                  INSURING CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

================================================================================
COMPUTER SYSTEM               8.  Loss resulting directly from fraudulent:

                                  a.  entries of data into, or

                                  b.  changes of data elements or programs
                                      within,

                                  a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                      (1)  funds or other property to be
                                           transferred, paid or delivered,

                                      (2)  an account of the ASSURED or of its
                                           customer to be added, deleted,
                                           debited or credited, or

                                      (3)  an unauthorized account or a
                                           fictitious account to be debited or
                                           credited.

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CHUBB 15 Mountain View Road, Warren, New Jersey 07059

--------------------------------------------------------------------------------

INSURING CLAUSES
(CONTINUED)

VOICE INITIATED FUNDS         9.  Loss resulting directly from VOICE INITIATED
TRANSFER INSTRUCTION              FUNDS TRANSFER INSTRUCTION directed to the
                                  ASSURED authorizing the transfer of dividends or redemption proceeds of INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE INITIATED FUNDS TRANSFER
                                  INSTRUCTION was:

                                  a. received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED FUNDS TRANSFER INSTRUCTION,

                                  b.  made by a person purporting to be a
                                      CUSTOMER, and

                                  c.  made by said person for the purpose of
                                      causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                                  In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

================================================================================
UNCOLLECTIBLE ITEMS OF        10. Loss resulting directly from the ASSURED
DEPOSIT having credited an account of a customer, shareholder or subscriber on the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                                  a.  redemptions or withdrawals to be
                                      permitted,

                                  b.  shares to be issued, or

                                  c.  dividends to be paid,

                                  from an account of an INVESTMENT COMPANY.

                                  In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                  ITEMS OF DEPOSIT shall not be deemed
                                  uncollectible until the ASSURED'S standard collection procedures have failed.

================================================================================
AUDIT EXPENSE

                              11. Expense incurred by the ASSURED for that
                                  part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

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CHUBB 15 Mountain View Road, Warren, New Jersey 07059

--------------------------------------------------------------------------------

GENERAL AGREEMENTS

ADDITIONAL COMPANIES          A.  If more than one corporation, or INVESTMENT
INCLUDED AS ASSURED               COMPANY, or any combination of them is
                                  included as the ASSURED herein:

                                  (1) The total liability of the COMPANY under
                                      this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                                  (2) Only the first named ASSURED shall be
                                      deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each INVESTMENT COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                                  (3) The COMPANY shall not be responsible for
                                      the proper application of any payment made hereunder to the first named ASSURED.

                                  (4) Knowledge possessed or discovery made
                                      by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                                  (5) If the first named ASSURED ceases for any
                                      reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

================================================================================
REPRESENTATION MADE BY        B.  The ASSURED represents that all information it
ASSURED                           has furnished in the APPLICATION for this Bond
                                  or otherwise is complete, true and correct.
                                  Such APPLICATION and other information
                                  constitute part of this Bond.

                                  The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                  Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

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CHUBB 15 Mountain View Road, Warren, New Jersey 07059

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GENERAL AGREEMENTS
(CONTINUED)

ADDITIONAL OFFICES OR         C.  If the ASSURED, other than an INVESTMENT
EMPLOYEES - CONSOLIDATION,        COMPANY,  while this Bond is in force merges
MERGER OR PURCHASE OR             or  consolidates with, or purchases or
ACQUISITION OF ASSETS OR          acquires assets or liabilities of another
LIABILITIES - NOTICE TO           institution, the ASSURED shall not have the
COMPANY                           coverage afforded under this Bond for loss
                                  which has:

                                  (1) occurred or will occur on premises, or

                                  (2) been caused or will be caused by an
                                      employee, or

                                  (3) arisen or will arise out of the assets or
                                      liabilities,

                                  of such institution, unless the ASSURED:

                                  a.  gives the COMPANY written notice of the
                                      proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                                  b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                                  c.  on obtaining such consent, pays to the
                                      COMPANY an additional premium.

================================================================================
CHANGE OF CONTROL -           D.  When the ASSURED learns of a change in control
NOTICE TO COMPANY                 (other than in an INVESTMENT COMPANY), as set
                                  forth in Section 2(a) (9) of the Investment
                                  Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                                  (1) the names of the transferors and
                                      transferees (or the names of the
                                      beneficial owners if the voting securities are registered in another name),

                                  (2) the total number of voting securities
                                      owned by the transferors and the
                                      transferees (or the beneficial owners),
                                      both immediately before and after the
                                      transfer, and

                                  (3) the total number of outstanding voting
                                      securities.

                                  Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

================================================================================
COURT COSTS AND               E.  The COMPANY will indemnify the ASSURED for
ATTORNEYS' FEES                   court costs and reasonable attorneys' fees
                                  incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond.
                                  However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

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                                  (1) an EMPLOYEE admits to being guilty of
                                      LARCENY OR EMBEZZLEMENT,

                                  (2) an EMPLOYEE is adjudicated to be guilty of
                                      LARCENY OR EMBEZZLEMENT, or

COURT COSTS AND                   (3) in the absence of 1 or 2 above, an
ATTORNEYS' FEES                       arbitration panel agrees, after a review
(CONTINUED)                           of an agreed statement of facts between
                                      the COMPANY and the ASSURED, that an
                                      EMPLOYEE would be found guilty of LARCENY
                                      OR EMBEZZLEMENT if such EMPLOYEE were
                                      prosecuted.


                                  The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                  If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                  If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                  If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                  If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                                  Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.


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CONDITIONS AND
LIMITATIONS

DEFINITIONS                       1.  As used in this Bond:

                                      a.   COMPUTER SYSTEM means a computer and
                                           all input, output, processing,
                                           storage, off-line media libraries,
                                           and communication facilities which
                                           are connected to the computer and
                                           which are under the control and
                                           supervision of the operating
                                           system(s) or application(s) software
                                           used by the ASSURED.

                                      b.   COUNTERFEIT means an imitation of an
                                           actual valid original which is
                                           intended to deceive and be taken as
                                           the original.

                                      c.   Custodian means the institution
                                           designated by an INVESTMENT COMPANY
                                           to maintain possession and control of
                                           its assets.

                                      d.   CUSTOMER means an individual,
                                           corporate, partnership, trust
                                           customer, shareholder or subscriber
                                           of an INVESTMENT COMPANY which has a
                                           written agreement with the ASSURED
                                           for VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION.

                                      e.   EMPLOYEE means:

                                           (1) an officer of the ASSURED,

                                           (2) a natural person while in the
                                               regular service of the ASSURED at
                                               any of the ASSURED'S premises and
                                               compensated directly by the
                                               ASSURED through its payroll
                                               system and subject to the United
                                               States Internal Revenue Service
                                               Form W-2 or equivalent income
                                               reporting plans of other
                                               countries, and whom the ASSURED
                                               has the right to control and
                                               direct both as to the result to
                                               be accomplished and details and
                                               means by which such result is
                                               accomplished in the performance
                                               of such service,

                                           (3) a guest student pursuing studies
                                               or performing duties in any of
                                               the ASSURED'S premises,

                                           (4) an attorney retained by the
                                               ASSURED and an employee of such
                                               attorney while either is
                                               performing legal services for the
                                               ASSURED,

                                           (5) a natural person provided by an
                                               employment contractor to perform
                                               employee duties for the ASSURED
                                               under the ASSURED'S supervision
                                               at any of the ASSURED'S premises,

                                           (6) an employee of an institution
                                               merged or consolidated with the
                                               ASSURED prior to the effective
                                               date of this Bond,

                                           (7) a director or trustee of the
                                               ASSURED, but only while
                                               performing acts within the scope
                                               of the customary and usual duties
                                               of any officer or other employee
                                               of the ASSURED or while acting as


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                                               a member of any committee duly
                                               elected or appointed to examine
                                               or audit or have custody of or
                                               access to PROPERTY of the
                                               ASSURED, or

CONDITIONS AND
LIMITATIONS

DEFINITIONS                                (8) each natural person, partnership
(continued)                                    or corporation authorized by
                                               (CONTINUED) written agreement
                                               with the ASSURED to perform
                                               services as electronic data
                                               processor of checks or other
                                               accounting records related to
                                               such checks but only while such
                                               person, partnership or
                                               corporation is actually
                                               performing such services and not:

                                               a. creating, preparing, modifying
                                                  or maintaining the ASSURED'S
                                                  computer software or programs,
                                                  or

                                               b. acting as transfer agent or in
                                                  any other agency capacity in
                                                  issuing checks, drafts or
                                                  securities for the ASSURED,

                                           (9) any partner, officer or employee
                                               of an investment advisor, an
                                               underwriter (distributor), a
                                               transfer agent or shareholder
                                               accounting recordkeeper, or an
                                               administrator, for an INVESTMENT
                                               COMPANY while performing acts
                                               coming within the scope of the
                                               customary and usual duties of an
                                               officer or employee of an
                                               INVESTMENT COMPANY or acting as a
                                               member of any committee duly
                                               elected or appointed to examine,
                                               audit or have custody of or
                                               access to PROPERTY OF AN
                                               INVESTMENT COMPANY.

                                               The term EMPLOYEE shall not
                                               include any partner, officer or
                                               employee of a transfer agent,
                                               shareholder accounting
                                               recordkeeper or administrator:

                                               a. which is not an "affiliated
                                                  person" (as defined in
                                                  Section 2(a) of the
                                                  Investment Company Act of
                                                  1940) of an INVESTMENT
                                                  COMPANY or of the investment
                                                  advisor or underwriter
                                                  (distributor) of such
                                                  INVESTMENT COMPANY, or

                                               b.  which is a "bank" (as defined
                                                   in Section 2(a) of the
                                                   Investment Company Act of
                                                   1940).

                                                   This Bond does not afford
                                                   coverage in favor of the
                                                   employers of persons as set
                                                   forth in e. (4), (5) and (8)
                                                   above, and upon payment to
                                                   the ASSURED by the COMPANY
                                                   resulting directly from
                                                   LARCENY OR EMBEZZLEMENT
                                                   committed by any of the
                                                   partners, officers or
                                                   employees of such employers,
                                                   whether acting alone or in
                                                   collusion with others, an
                                                   assignment of such of the
                                                   ASSURED'S rights and causes
                                                   of action as it may have
                                                   against such employers by
                                                   reason of such acts so
                                                   committed shall, to the
                                                   extent of such payment, be


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                                                   given by the ASSURED to the
                                                   COMPANY, and the ASSURED
                                                   shall execute all papers
                                                   necessary to secure to the
                                                   COMPANY the rights provided
                                                   for herein.

                                           Each employer of persons as set forth
                                           in e.(4), (5) and (8) above and the
                                           partners, officers and other
                                           employees of such employers shall
                                           collectively be deemed to be one
                                           person for all the purposes of this
                                           Bond; excepting, however, the fifth
                                           paragraph of Section 13.

CONDITIONS AND
LIMITATIONS

DEFINITIONS                                Independent contractors not specified
(CONTINUED)                                in e.(4), (5) or (8) above,
                                           intermediaries, agents, brokers or
                                           other representatives of the same
                                           general character shall not be
                                           considered EMPLOYEES.

                                      f.   FORGERY means the signing of the name
                                           of another natural person with the
                                           intent to deceive but does not mean a
                                           signature which consists in whole or
                                           in part of one's own name, with or
                                           without authority, in any capacity
                                           for any purpose.

                                      g.   INVESTMENT COMPANY means any
                                           investment company registered under
                                           the Investment Company Act of 1940
                                           and listed under the NAME OF ASSURED
                                           on the DECLARATIONS.

                                      h.   ITEMS OF DEPOSIT means one or more
                                           checks or drafts drawn upon a
                                           financial institution in the United
                                           States of America.

                                      i.   LARCENY OR EMBEZZLEMENT means
                                           larceny or embezzlement as defined in
                                           Section 37 of the Investment Company
                                           Act of 1940.

                                      j.   PROPERTY means money, revenue and
                                           other stamps; securities; including
                                           any note, stock, treasury stock,
                                           bond, debenture, evidence of
                                           indebtedness, certificate of deposit,
                                           certificate of interest or
                                           participation in any profit-sharing
                                           agreement, collateral trust
                                           certificate, preorganization
                                           certificate or subscription,
                                           transferable share, investment
                                           contract, voting trust certificate,
                                           certificate of deposit for a
                                           security, fractional undivided
                                           interest in oil, gas, or other
                                           mineral rights, any interest or
                                           instruments commonly known as a
                                           security under the Investment
                                           Company Act of 1940, any other
                                           certificate of interest or
                                           participation in, temporary or
                                           interim certificate for, receipt
                                           for, guarantee of, or warrant or
                                           right to subscribe to or purchase
                                           any of the foregoing; bills of
                                           exchange; acceptances; checks;
                                           withdrawal orders; money orders;
                                           travelers' letters of credit; bills
                                           of lading; abstracts of title;
                                           insurance policies, deeds, mortgages
                                           on real estate and/or upon chattels
                                           and interests therein; assignments
                                           of such policies, deeds or
                                           mortgages; other valuable papers,
                                           including books of accounts and
                                           other records used by the ASSURED in
                                           the conduct of its business (but
                                           excluding all electronic data
                                           processing records); and, all other
                                           instruments similar to or in the
                                           nature of the foregoing in which the
                                           ASSURED acquired an interest at the
                                           time of the ASSURED'S consolidation


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                                           or merger with, or purchase of the
                                           principal assets of, a predecessor
                                           or which are held by the ASSURED for
                                           any purpose or in any capacity and
                                           whether so held gratuitously or not
                                           and whether or not the ASSURED is
                                           liable therefor.

                                      k.   RELATIVE means the spouse of an
                                           EMPLOYEE or partner of the ASSURED
                                           and any unmarried child supported
                                           wholly by, or living in the home of,
                                           such EMPLOYEE or partner and being
                                           related to them by blood, marriage
                                           or legal guardianship.

CONDITIONS AND
LIMITATIONS

DEFINITIONS                           l.   SECURITIES, DOCUMENTS OR OTHER
(CONTINUED)                                WRITTEN INSTRUMENTS means original
                                           (including original counterparts)
                                           negotiable or non-negotiable
                                           instruments, or assignments thereof,
                                           which in and of themselves represent
                                           an equitable interest, ownership, or
                                           debt and which are in the ordinary
                                           course of business transferable by
                                           delivery of such instruments with
                                           any necessary endorsements or
                                           assignments.

                                      m.   SUBSIDIARY means any organization
                                           that, at the inception date of this
                                           Bond, is named in the APPLICATION or
                                           is created during the BOND PERIOD
                                           and of which more than fifty percent
                                           (50%) of the outstanding securities
                                           or voting rights representing the
                                           present right to vote for election
                                           of directors is owned or controlled
                                           by the ASSURED either directly or
                                           through one or more of its
                                           subsidiaries.

                                      n.   TRANSPORTATION COMPANY means any
                                           organization which provides its own
                                           or its leased vehicles for
                                           transportation or which provides
                                           freight forwarding or air express
                                           services.

                                      o.   VOICE INITIATED ELECTION means
                                           any election concerning dividend
                                           options available to INVESTMENT
                                           COMPANY shareholders or subscribers
                                           which is requested by voice over the
                                           telephone.


                                      p.   VOICE INITIATED REDEMPTION means
                                           any redemption of shares issued by
                                           an INVESTMENT COMPANY which is
                                           requested by voice over the
                                           telephone.

                                      q.   VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION means any VOICE
                                           INITIATED REDEMPTION or VOICE
                                           INITIATED ELECTION.

                                      For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

================================================================================
GENERAL EXCLUSIONS -              2.  THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL INSURING            COVER:
CLAUSES

                                      a.   loss not reported to the COMPANY
                                           in writing within sixty (60) days
                                           after termination of this Bond as an
                                           entirety;

                                      b.   loss due to riot or civil
                                           commotion outside the United States
                                           of America and Canada, or any loss
                                           due to military, naval or usurped
                                           power, war or insurrection. This
                                           Section 2.b., however, shall not
                                           apply to loss which occurs in
                                           transit in the circumstances recited


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                                           in INSURING CLAUSE 3., provided that
                                           when such transit was initiated
                                           there was no knowledge on the part
                                           of any person acting for the ASSURED
                                           of such riot, civil commotion,
                                           military, naval or usurped power,
                                           war or insurrection;

CONDITIONS AND
LIMITATIONS

GENERAL EXCLUSIONS -                  c.   loss resulting from the effects of
APPLICABLE TO ALL INSURING                 nuclear fission or fusion or
CLAUSES                                    radioactivity;
(CONTINUED)

                                      d.   loss of potential income including,
                                           but not limited to, interest and
                                           dividends not realized by the
                                           ASSURED or by any customer of the
                                           ASSURED;

                                      e.   damages of any type for which the
                                           ASSURED is legally liable, except
                                           compensatory damages, but not
                                           multiples thereof, arising from a
                                           loss covered under this Bond;

                                      f.   costs, fees and expenses incurred
                                           by the ASSURED in establishing the
                                           existence of or amount of loss under
                                           this Bond, except to the extent
                                           covered under INSURING CLAUSE 11.;

                                      g.   loss resulting from indirect or
                                           consequential loss of any nature;

                                      h.   loss resulting from dishonest
                                           acts by any member of the Board of
                                           Directors or Board of Trustees of
                                           the ASSURED who is not an EMPLOYEE,
                                           acting alone or in collusion with
                                           others;

                                      i.   loss, or that part of any loss,
                                           resulting solely from any violation
                                           by the ASSURED or by any EMPLOYEE:

                                           (1) of any law regulating:

                                               a. the issuance, purchase or sale
                                                  of securities,

                                               b. securities transactions on
                                                  security or commodity
                                                  exchanges or the over the
                                                  counter market,

                                               c. investment companies,

                                               d. investment advisors, or

                                           (2) of any rule or regulation made
                                               pursuant to any such law; or

                                      j.   loss of confidential information,
                                           material or data;

                                      k.   loss resulting from voice
                                           requests or instructions received
                                           over the telephone, provided
                                           however, this Section 2.k. shall not
                                           apply to INSURING CLAUSE 7. or 9.

================================================================================

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CONDITIONS AND
LIMITATIONS

================================================================================
SPECIFIC EXCLUSIONS -             3.  THIS BOND DOES NOT DIRECTLY OR INDIRECTLY:
APPLICABLE TO ALL INSURING            COVER
CLAUSES EXCEPT INSURING
CLAUSE 1.                             a.   loss caused by an EMPLOYEE provided,
                                           however, this Section 3.a. shall not
                                           apply to loss covered under INSURING
                                           CLAUSE 2. or 3. which results
                                           directly from misplacement,
                                           mysterious unexplainable
                                           disappearance, or damage or
                                           destruction of PROPERTY;

                                      b.   loss through the surrender of
                                           property away from premises of the
                                           ASSURED as a result of a threat:

                                           (1)  to do bodily harm to any natural
                                                person, except loss of PROPERTY
                                                in transit in the custody of
                                                any person acting as messenger
                                                of the ASSURED, provided that
                                                when such transit was initiated
                                                there was no knowledge by the
                                                ASSURED of any such threat, and
                                                provided further that this
                                                Section 3.b. shall not apply to
                                                INSURING CLAUSE 7., or


                                           (2)  to do damage to the premises or
                                                PROPERTY of the ASSURED;


                                      c.   loss resulting from payments made or
                                           withdrawals from any account
                                           involving erroneous credits to such
                                           account;


                                      d.   loss involving ITEMS OF DEPOSIT which
                                           are not finally paid for any reason
                                           provided however, that this Section
                                           3.d.shall not apply to INSURING
                                            CLAUSE 10.;

                                      e.   loss of property while in the mail;

                                      f.   loss resulting from the failure for
                                           any reason of a financial or
                                           depository institution, its receiver
                                           or other liquidator to pay or deliver
                                           funds or other PROPERTY to the
                                           ASSURED provided further that this
                                           Section 3.f. shall not apply to loss
                                           of PROPERTY resulting directly from
                                           robbery, burglary, misplacement,
                                           mysterious unexplainable
                                           disappearance, damage, destruction
                                           or removal from the possession,
                                           custody or control of the ASSURED.

                                      g.   loss of PROPERTY while in the
                                           custody of a TRANSPORTATION COMPANY,
                                           provided however, that this Section
                                           3.g. shall not apply to INSURING
                                           CLAUSE 3.;

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CONDITIONS AND
LIMITATIONS

SPECIFIC EXCLUSIONS -                 h.   loss resulting from entries or
APPLICABLE TO ALL INSURING                 changes made by a natural person with
CLAUSES EXCEPT INSURING                    authorized access to a  COMPUTER
CLAUSE 1.                                  SYSTEM who acts in good faith on
(CONTINUED)                                instructions, unless such
                                           instructions are given to that
                                           person by a software contractor or
                                           its partner, officer, or employee
                                           authorized by the ASSURED to design,
                                           develop, prepare, supply, service,
                                           write or implement programs for the
                                           ASSURED's COMPUTER SYSTEM; or


                                      i.   loss resulting directly or
                                           indirectly from the input of data
                                           into a COMPUTER SYSTEM terminal,
                                           either on the premises of the
                                           customer of the ASSURED or under the
                                           control of such a customer, by a
                                           customer or other person who had
                                           authorized access to the customer's
                                           authentication mechanism.

================================================================================
SPECIFIC EXCLUSIONS -             4.  THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL INSURING            COVER:
CLAUSES EXCEPT INSURING               a.   loss resulting from the complete or
CLAUSES 1., 4., AND 5.                     partial non-payment of or default
                                           on any loan whether such loan was
                                           procured in good faith or through
                                           trick, artifice, fraud or false
                                           pretenses; provided, however, this
                                           Section 4.a. shall not apply to
                                           INSURING CLAUSE 8.;

                                      b.   loss resulting from forgery or any
                                           alteration;

                                      c.   loss involving a counterfeit
                                           provided, however, this Section 4.c.
                                           shall not apply to INSURING CLAUSE
                                           5. or 6.

================================================================================
LIMIT OF LIABILITY/NON-           5.  At all times prior to termination of this
REDUCTION AND NON-                    Bond, this Bond shall continue in  force
ACCUMULATION OF LIABILITY             for the limit stated in the applicable
                                      sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                                      a.   any one act of burglary, robbery
                                           or hold-up, or attempt thereat, in
                                           which no EMPLOYEE is concerned or
                                           implicated, or

                                      b.   any one unintentional or negligent
                                           act on the part of any one person
                                           resulting in damage to or destruction
                                           or misplacement of PROPERTY, or

                                      c.   all acts, other than those
                                           specified in a. above, of any one
                                           person, or

                                      d.   any one casualty or event other
                                           than those specified in a., b., or c.
                                           above,

                                      shall be deemed to be one loss and
                                      shall be limited to the applicable
                                      LIMIT OF LIABILITY stated in ITEM 2.
                                      of the DECLARATIONS of this Bond
                                      irrespective of the total amount of
                                      such loss or losses and shall not be
                                      cumulative in amounts from year to
                                      year or from period to period.
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CONDITIONS AND
LIMITATIONS

LIMIT OF LIABILITY/NON-               All acts, as specified in c. above, of any
REDUCTION AND NON-                    one person which
ACCUMULATION OF LIABILITY
(CONTINUED)

                                      i.   directly or indirectly aid in any
                                           way wrongful acts of any other person
                                           or persons, or


                                      ii.  permit the continuation of
                                           wrongful acts of any other person or
                                           persons


                                      whether such acts are committed with
                                      or without the knowledge of the
                                      wrongful acts of the person so aided,
                                      and whether such acts are committed
                                      with or without the intent to aid such
                                      other person, shall be deemed to be
                                      one loss with the wrongful acts of all
                                      persons so aided.

================================================================================
DISCOVERY                         6.  This Bond applies only to loss first
                                      discovered by an officer of the ASSURED
                                      during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                                      a.   facts which may subsequently result
                                           in a loss of a type covered by this
                                           Bond, or

                                      b.   an actual or potential claim in
                                           which it is alleged that the ASSURED
                                           is liable to a third party,

                                      regardless of when the act or acts
                                      causing or contributing to such loss
                                      occurred, even though the amount of
                                      loss does not exceed the applicable
                                      DEDUCTIBLE AMOUNT, or the exact amount
                                      or details of loss may not then be
                                      known.

================================================================================
NOTICE TO COMPANY -               7.  a.   The ASSURED shall give the COMPANY
PROOF - LEGAL PROCEEDINGS                  notice thereof at the earliest
AGAINST COMPANY                            practicable moment, not to exceed
                                           sixty (60) days after discovery of
                                           loss, in an amount that is in excess
                                           of 50% of the applicable DEDUCTIBLE
                                           AMOUNT, as stated in ITEM 2. of the
                                           DECLARATIONS.

                                      b.   The ASSURED shall furnish to the
                                           COMPANY proof of loss, duly sworn to,
                                           with full particulars within six (6)
                                           months after such discovery.

                                      c.   Securities listed in a proof of
                                           loss shall be identified by
                                           certificate or bond numbers, if
                                           issued with them.

                                      d.   Legal proceedings for the recovery
                                           of any loss under this Bond shall not
                                           be brought prior to the expiration of
                                           sixty (60) days after the proof of
                                           loss is filed with the COMPANY or
                                           after the expiration of twenty-four
                                           (24) months from the discovery of
                                           such loss.

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NOTICE TO COMPANY-PROOF-LEGAL         e.   This Bond affords coverage only in
PROCEEDINGS AGAINST COMPANY                favor of the ASSURED. No claim, suit,
(CONTINUED)                                action or legal proceedings shall be
                                           brought under this Bond by anyone
                                           other than the ASSURED.

                                      f.   Proof of loss involving VOICE
                                           INITIATED FUNDS TRANSFER INSTRUCTION
                                           shall include electronic recordings
                                           of such instructions.

================================================================================
DEDUCTIBLE AMOUNT                 8.  The COMPANY shall not be liable under any
                                      INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3.
                                      of the DECLARATIONS, and then for such
                                      excess only, but in no event for more
                                      than the applicable LIMITS OF LIABILITY
                                      stated in ITEM 2. of the DECLARATIONS.

                                      There shall be no deductible applicable
                                      to any loss under INSURING CLAUSE 1.
                                      sustained by any INVESTMENT COMPANY.

================================================================================
VALUATION                         9.  BOOKS OF ACCOUNT OR OTHER RECORDS

                                      The value of any loss of PROPERTY
                                      consisting of books of account or other
                                      records used by the ASSURED in the
                                      conduct of its business shall be the
                                      amount paid by the ASSURED for blank
                                      books, blank pages, or other materials
                                      which replace the lost books of account
                                      or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                      The value of any loss of PROPERTY other
                                      than books of account or other records
                                      used by the ASSURED in the conduct of
                                      its business, for which a claim is made
                                      shall be determined by the average
                                      market value of such PROPERTY on the
                                      business day immediately preceding
                                      discovery of such loss provided,
                                      however, that the value of any PROPERTY
                                      replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                      In the case of a loss of interim
                                      certificates, warrants, rights or other
                                      securities, the production of which is
                                      necessary to the exercise of
                                      subscription, conversion, redemption or
                                      deposit privileges, the value of them
                                      shall be the market value of such
                                      privileges immediately preceding their
                                      expiration if said loss is not
                                      discovered until after their expiration.
                                      If no market price is quoted for such
                                      PROPERTY or for such privileges, the
                                      value shall be fixed by agreement
                                      between the parties.

                                      OTHER PROPERTY

                                      The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

================================================================================

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CONDITIONS AND
LIMITATIONS
(CONTINUED)

SECURITIES SETTLEMENT             10. In the event of a loss of securities
                                      covered under this Bond, the COMPANY
                                      may, at its sole discretion, purchase
                                      replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                                      The indemnity required from the ASSURED
                                      under the terms of this Section against
                                      all loss, cost or expense arising from
                                      the replacement of securities by the
                                      COMPANY'S indemnity shall be:

                                      a.   for securities having a value less
                                           than or equal to the applicable
                                           DEDUCTIBLE AMOUNT - one hundred
                                           (100%) percent;

                                      b.   for securities having a value in
                                           excess of the DEDUCTIBLE AMOUNT but
                                           within the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT bears to the value
                                           of the securities;

                                      c.   for securities having a value
                                           greater than the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT and portion in
                                           excess of the applicable LIMIT OF
                                           LIABILITY bears to the value of the
                                           securities.

                                      The value referred to in Section
                                      10.a., b., and c. is the value in
                                      accordance with Section 9, VALUATION,
                                      regardless of the value of such
                                      securities at the time the loss under
                                      the COMPANY'S indemnity is sustained.

                                      The COMPANY is not required to issue
                                      its indemnity for any portion of a
                                      loss of securities which is not
                                      covered by this Bond; however, the
                                      COMPANY may do so as a courtesy to the
                                      ASSURED and at its sole discretion.

                                      The ASSURED shall pay the proportion
                                      of the Company's premium charge for
                                      the Company's indemnity as set forth
                                      in Section 10.a., b., and c. No
                                      portion of the LIMIT OF LIABILITY
                                      shall be used as payment of premium
                                      for any indemnity purchased by the
                                      ASSURED to obtain replacement
                                      securities.

================================================================================
SUBROGATION - ASSIGNMENT -        11. In the event of a payment under this Bond,
RECOVERY                              the COMPANY  shall be subrogated to all
                                      of the ASSURED'S rights of recovery
                                      against any person or entity to the
                                      extent of such payment. On request, the
                                      ASSURED shall deliver to the COMPANY an
                                      assignment of the ASSURED'S rights,
                                      title and interest and causes of action
                                      against any person or entity to the
                                      extent of such payment.

                                      Recoveries, whether effected by the
                                      COMPANY or by the ASSURED, shall be
                                      applied net of the expense of such
                                      recovery in the following order:

                                      a.   first, to the satisfaction of the
                                           ASSURED'S loss which would otherwise
                                           have been paid but for the fact that
                                           it is in excess of the applicable
                                           LIMIT OF LIABILITY,

                                      b.   second, to the COMPANY in
                                           satisfaction of amounts paid in
                                           settlement of the ASSURED'S claim,

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CONDITIONS AND
LIMITATIONS

SUBROGATION - ASSIGNMENT -            c.   third, to the ASSURED in satisfaction
RECOVERY                                   of the applicable DEDUCTIBLE AMOUNT,
(CONTINUED)                                and

                                      d.   fourth, to the ASSURED in
                                           satisfaction of any loss suffered by
                                           the ASSURED which was not covered
                                           under this Bond.

                                      Recovery from reinsurance or indemnity
                                      of the COMPANY shall not be deemed a
                                      recovery under this section.

================================================================================
COOPERATION OF ASSURED            12. At the COMPANY'S request and at reasonable
                                      times and places designated by the
                                      COMPANY, the ASSURED shall:

                                      a.   submit to examination by the
                                           COMPANY and subscribe to the same
                                           under oath,

                                      b.   produce for the COMPANY'S
                                           examination all pertinent records,
                                           and

                                      c.   cooperate with the COMPANY in all
                                           matters pertaining to the loss.

                                      The ASSURED shall execute all papers
                                      and render assistance to secure to the
                                      COMPANY the rights and causes of
                                      action provided for under this Bond.
                                      The ASSURED shall do nothing after
                                      loss to prejudice such rights or
                                      causes of action.

================================================================================
TERMINATION                       13. If the Bond is for a sole ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the
                                      acting party to the affected party and
                                      to the Securities and Exchange
                                      Commission, Washington, D.C., not less
                                      than sixty (60) days prior to the
                                      effective date of such termination.

                                      If the Bond is for a joint ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the
                                      acting party to the affected party,
                                      and by the COMPANY to all ASSURED
                                      INVESTMENT COMPANIES and to the
                                      Securities and Exchange Commission,
                                      Washington, D.C., not less than sixty
                                      (60) days prior to the effective date
                                      of such termination.

                                      This Bond will terminate as to any one
                                      ASSURED, other than an INVESTMENT
                                      Company:

                                      a.   immediately on the taking over of
                                           such ASSURED by a receiver or other
                                           liquidator or by State or Federal
                                           officials, or

                                      b.   immediately on the filing of a
                                           petition under any State or Federal
                                           statute relative to bankruptcy or
                                           reorganization of the ASSURED, or
                                           assignment for the benefit of
                                           creditors of the ASSURED, or

                                      c.   immediately upon such ASSURED
                                           ceasing to exist, whether through
                                           merger into another entity,
                                           disposition of all of its assets or
                                           otherwise.

[LOGO OMITTED]Chubb Group of Insurance Companies





CHUBB 15 Mountain View Road, Warren, New Jersey 07059

--------------------------------------------------------------------------------

CONDITIONS AND
LIMITATIONS

TERMINATION                           The COMPANY shall refund the unearned
(CONTINUED)                           premium computed at short rates in
                                      accordance with the standard short
                                      rate cancellation tables if terminated
                                      by the ASSURED or pro rata if
                                      terminated for any other reason.

                                      If any partner, director, trustee, or
                                      officer or supervisory employee of an
                                      ASSURED not acting in collusion with
                                      an EMPLOYEE learns of any dishonest
                                      act committed by such EMPLOYEE at any
                                      time, whether in the employment of the
                                      ASSURED or otherwise, whether or not
                                      such act is of the type covered under
                                      this Bond, and whether against the
                                      ASSURED or any other person or entity,
                                      the ASSURED:

                                      a.   shall immediately remove such
                                           EMPLOYEE from a position that would
                                           enable such EMPLOYEE to cause the
                                           ASSURED to suffer a loss covered by
                                           this Bond; and

                                      b.   within forty-eight (48) hours of
                                           learning that an EMPLOYEE has
                                           committed any dishonest act, shall
                                           notify the COMPANY, of such action
                                           and provide full particulars of such
                                           dishonest act.

                                      The COMPANY may terminate coverage as
                                      respects any EMPLOYEE sixty (60) days
                                      after written notice is received by
                                      each ASSURED INVESTMENT COMPANY and
                                      the Securities and Exchange
                                      Commission, Washington, D.C. of its
                                      desire to terminate this Bond as to
                                      such EMPLOYEE.

================================================================================
OTHER INSURANCE                   14. Coverage under this Bond shall apply only
                                      as excess over any valid and
                                      collectible insurance, indemnity or
                                      suretyship obtained by or on behalf
                                      of:

                                      a.   the ASSURED,

                                      b.   a TRANSPORTATION COMPANY, or

                                      c.   another entity on whose premises
                                           the loss occurred or which employed
                                           the person causing the loss or
                                           engaged the messenger conveying the
                                           PROPERTY involved.

================================================================================
CONFORMITY                        15. If any limitation within this Bond is
                                      prohibited by any law controlling this
                                      Bond's construction, such limitation
                                      shall be deemed to be amended so as to
                                      equal the minimum period of limitation
                                      provided by such law.

================================================================================
CHANGE OR MODIFICATION            16. This Bond or any instrument amending or
                                      affecting this Bond may not be changed
                                      or modified orally. No change in or
                                      modification of this Bond shall be
                                      effective except when made by written
                                      endorsement to this Bond signed by an
                                      authorized representative of the
                                      COMPANY.

[LOGO OMITTED]Chubb Group of Insurance Companies





CHUBB 15 Mountain View Road, Warren, New Jersey 07059

--------------------------------------------------------------------------------

CONDITIONS AND
LIMITATIONS

CHANGE OR MODIFICATION            If this Bond is for a sole ASSURED, no change
(CONTINUED)                       or modification which would adversely affect
                                  the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

                                  If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.


                                                   FEDERAL INSURANCE COMPANY
                                                   Endorsement No.: 1

                                                   Bond Number:      81909868

NAME OF ASSURED:  TURNER FUNDS

--------------------------------------------------------------------------------

                  DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.









This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.





Date: August 18, 2006                            By /s/ Robert Hamburger
                                                    ----------------------------
                                                     Authorized Representative

[LOGO OMITTED]Chubb Group of Insurance Companies





CHUBB 15 Mountain View Road, Warren, New Jersey 07059

--------------------------------------------------------------------------------

Effective date of
this endorsement: August 19, 2006           FEDERAL INSURANCE COMPANY

                                            Endorsement No.:  2

                                            To be attached to and form a part of
                                            Number:          81909868


Issued to:  TURNER FUNDS


              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.








ALL OTHER TERMS AND CONDITIONS OF THIS      REMAIN UNCHANGED.



Date:  August 18, 2006                           By /s/ Robert Hamburger
                                                    ----------------------------
                                                      Authorized Representative

                                  Turner Funds
                        Resolution Approved July 21, 2006


         Approval of Fidelity Bond.

                  RESOLVED, that the Fidelity Bond which names the Trust as insured, having an aggregate coverage limit of $3,000,000 per single loss, issued by Chubb, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees from time to time of the Trust, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940 (the "1940 Act"), be approved for a one-year term;

                  FURTHER RESOLVED, that the form and amount of the Fidelity Bond be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust's assets and the nature of the securities in the Trust's Funds;

                  FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized to increase or decrease the amount of the Fidelity Bond from time to time in order to enable the Trust to remain in compliance with the 1940 Act, and the rules thereunder;

                  FURTHER RESOLVED, that Drinker Biddle & Reath LLP be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such a bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

                  FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to make any and all payments and do any and all other acts, in the name of the Trust and on the Trust's behalf, as it may be determined to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.